Exhibit 5

Suite 1050-625 Howe Street	Tel: 1-604-689-0234
Vancouver, BC V6C 2T6	Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER REPORTS 2007 SIX MONTH FINANCIAL RESULTS

Vancouver, British Columbia, Canada, August 10, 2007 - Peru Copper Inc. (TSX:PCR / AMEX:CUP / BVL:CUP) (“Peru Copper” or the “Company”) is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement with a Peruvian state-owned mining company, whereby it acquired exploration rights and an option to acquire development rights in certain mining concessions that are located in Morococha, a historical mining district in central Peru.

Recent Developments

On June 25, 2007, Chinalco Canada B.C. Holdings Ltd., a wholly-owned subsidiary of Aluminum Corporation of China, made an offer to purchase all of the outstanding common shares of Peru Copper for C$6.60 per share.  In connection with the offer each of the directors and certain other shareholders of Peru Copper entered into lock-up agreements with the offeror, under which they agreed to support the offer and to deposit under the offer all of the Peru Copper shares beneficially owned or controlled by them.

On July 31, 2007, Chinalco announced the completion of its offer to acquire all the issued and outstanding common shares of Peru Copper for cash consideration of C$6.60 per Share.  All of the conditions of the Offer were satisfied.  Approximately 91% of the outstanding shares had been tendered to the offer.  Chinalco intends to acquire all outstanding shares not tendered in the Offer.  Chinalco intends to apply to de-list the Peru Copper shares from the Toronto Stock Exchange, the American Stock Exchange and the Lima Stock Exchange and to cause it to cease to be a reporting issuer in Canada and the U.S. in due course.

Effective August 10, 2007, all of the current directors of the Corporation have resigned from office and Mr. Zhengang Zhao, Mr. Wenfu Wang and Mr. Richard Miner have been appointed as directors of the Corporation.  In addition, David Lowell has ceased as the Corporation’s Chairman, David De Witt has ceased as Vice President of Corporation Development and Paul Stein has ceased as Corporate Secretary.  Gerry Wolfe will continue as the Corporation’s President and Chief Executive Officer, Eric Peitz will continue as Chief Financial Officer, Angel Alvarez will continue as Vice President, Exploration, Tom White will continue as Vice President of Project Development, Patrick De Witt will continue as Director of Investor Relations and Governmental Affairs (Canada) and Armando Arrieta will continue as Director of Peruvian Legal Affairs.

Financial Results

The Company prepares its financial statements in U.S. dollars and in accordance with accounting policies and practices generally accepted in Canada.  Peru Copper expenses all costs not directly related to its exploration and drilling efforts and capitalizes all exploration expenses.

For the six months ended June 30, 2007, the Company recorded a loss of $2.8 million as compared to a loss of $1.6 million for the six months ended June 30, 2006.  Contributing to the Company’s loss was an increase of $0.7 million in management fees and salaries from $0.3 million for the six months ended on June 30, 2006 to $1.0 million for the same period in 2007.  The increase in management fees was primarily due to increasing and replacing management level staff.

Also contributing to the Company’s loss for the six months ended June 30, 2007 was an increase in professional fees, from $0.8 million for the six months ended June 30, 2006 to $1.0 million in the same period in 2007.  The increase in professional fees resulted primarily for legal fees incurred in connection with negotiations relating to the acquisition of the Company.

Expenses in the current period were offset by interest income of $0.8 million and a small foreign exchange gain of $0.1 million.

Cash and Short term Investments

Peru Copper had cash and cash equivalents of $2.1 million at June 30, 2007, compared to $5.2 million at December 31, 2006, and short term investments of $80.1 million at June 30, 2007 and $30.4 million at December 31, 2006.  The increase in short term investments resulted primarily from the receipt, on June 19, 2007 from Chinalco Canada B.C. Holdings Ltd., of $65.9 million in proceeds for the private placement of 13.2 million common shares at $4.99 per share.

Capitalized Expenses

All of the Company’s $20.0 million of exploration costs for the six months ended June 30, 2007 have been capitalized under Canadian GAAP to exploration properties and all administration costs of the Company have been expensed.

The bulk of the capitalized costs for the period were related to $8.3 million in acquisition and lease costs associated with the acquisition of Minera Centenario and payments made to Austria Duvaz.  These payments were made in accordance to the agreements signed with Austria Duvaz in 2006.

Contributing to the capitalized expenses were salaries and consulting fees of $6.6 million that were related to costs associated with an increasing number of consultants and employees working on the Company’s feasibility study.  Supplies and general expenses totaled $1.3 million in the current period due to the accelerated development of the Feasibility Study and continued drilling activity.

Additional capitalized costs in the current period included drilling expenses of $1.2 million, assay and sampling expenses of $0.6 million, value added taxes of $0.8 million due to the purchase of supplies and $0.6 million in stock-based compensation for workers and consultants working directly on the Toromocho Project.

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in our public reports, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form F-3 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of copper and molybdenum, the timing of exploration activities, the mine life of the Toromocho Project, the economic viability and estimated internal rate of return of the Toromocho Project, the estimation of mineral reserves and mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and Peru Copper’s commitment to, and plans for developing, the Toromocho Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peru Copper to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the Toromocho Project, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-3 as on file with the Securities and Exchange Commission in Washington, D.C. and in the section entitled “Narrative Description of the Business — Risks of the Business” in the Annual Information Form of the Company dated March 24, 2005. Although Peru Copper has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Peru Copper does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.